UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 87263 / October 9, 2019

ADMINISTRATIVE PROCEEDING
File No. 3-19433

In the Matter of **American Patriot Brands, Inc. a/k/a The Grilled Cheese Truck, Inc. and** **Big Tree Group, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICAN PATRIOT BRANDS, INC. A/K/A THE GRILLED CHEESE TRUCK, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by American Patriot Brands, Inc. a/k/a The Grilled Cheese Truck, Inc. ("GRLD" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 10, 2019, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Patriot Brands, Inc. a/k/a The Grilled Cheese Truck, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   GRLD (CIK No. 1497647) is a Nevada corporation located in Newport Beach, California with a class of securities registered with the Commission under Exchange Act Section 12(g). As of August 16, 2019, the common stock of GRLD (Symbol GRLD) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets, Inc., had seven market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   GRLD has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2015.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of October 10, 2019.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                           Vanessa A. Countryman
                           Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.